Exhibit 8

April     , 2011

IBERIABANK Corporation

200 West Congress Street

Lafayette, LA 70501

Re: Merger of OMNI BANCSHARES, Inc. into IBERIABANK Corporation

Ladies and Gentlemen:

You have requested our opinion as to the tax consequences under the Internal Revenue Code of 1986, as amended (the “Code”) of the proposed merger (the “Merger”) of OMNI BANCSHARES, Inc. (“OMNI”), a corporation organized and existing under the laws of the State of Louisiana, with and into IBERIABANK Corporation (“Iberia”), a corporation organized and existing under the laws of the State of Louisiana, with Iberia as the surviving entity, in accordance with that certain Agreement and Plan of Merger (the “Merger Agreement”) dated as of             , and incorporated herein by reference. Specifically, you have requested us to opine that the Merger will constitute a “tax-free” reorganization within the meaning of Section 368 of the Code.

In rendering the opinions expressed below, we have examined the following documents (the “Documents”):

(a)	The Merger Agreement;

(b)	The Officer’s Tax Certificates of OMNI and Iberia that have been delivered to the undersigned and incorporated herein by reference;

(c)	The Combined Proxy Statement/Prospectus of OMNI and Iberia, respectively, related to the Merger; and

(d)	Such other documents and records as we have deemed necessary in order to enable us to render the opinions expressed below.

In rendering the opinions expressed below, we have assumed, without any independent investigation or verification of any kind, that all of the information as to factual matters contained in the Documents is true, correct, and complete, and that the Documents are legal bonding and enforceable in accordance with their terms. Further, we have assumed that there are not any outside agreements that would materially modify the understanding of the parties and the terms of the Documents. Any inaccuracy with respect to factual matters contained in the

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Documents or incompleteness in our understanding of the facts could alter the conclusion reached in this opinion.

In addition, for purposes of rendering the opinions expressed below, we have assumed with your permission, that (i) all signatures on all Documents reviewed by us are genuine, (ii) all Documents submitted to us as originals are true and correct, (iii) all Documents submitted to us as copies are true and correct copies of the originals thereof, (iv) each natural person signing any Document reviewed by us had the legal capacity to do so, and (v) the Merger and the transactions contemplated in the Merger Agreement will be effected in accordance with the terms thereof.

Finally, with your permission we have assumed that the sum of (i) the amount of any cash and the value of any property other than Iberia stock paid to OMNI shareholders, including cash paid to OMNI shareholders who exercise their statutory right to dissent to the Merger, (ii) the amount of cash and the value of any property other than Iberia stock given as consideration by Iberia (or a person related to Iberia within the meaning of Treasury Regulation Section 1.368-1(e)(2)) in exchange for OMNI stock prior to, but in contemplation of, the Merger or in redemption of Iberia stock after the Merger, and (iii) the amount of cash paid to OMNI shareholders in lieu of the issuance of fractional shares of Iberia stock will not exceed fifty-five percent (55%) of the sum of the total value of the OMNI stock outstanding immediately prior to the effective time of the Merger and the total value of any OMNI stock purchased by Iberia (or a person related to Iberia within the meaning of Treasury Regulation Section 1.368-1(e)(2)) prior to, but in contemplation of, the Merger.

OPINION

Based upon the foregoing, it is our opinion that the Merger will constitute a reorganization within the meaning of Code Sections 368(a)(1)(A) to which OMNI and Iberia are parties. Accordingly, it is our opinion that:

a.	Neither OMNI nor Iberia will recognize gain or loss as a consequence of the Merger, except for deferred gain or income, if any, required to be recognized in accordance with the consolidated return regulations of the Code.

b.	No gain or loss will be recognized for federal income tax purposes by a OMNI shareholder upon the exchange of shares of OMNI stock solely for shares of Iberia stock, other than gain recognized with respect to the cash received in lieu of the issuance of a fractional share of Iberia stock, which will be taxed in the manner described in paragraph d. below.

c.	Gain, but not loss, will be recognized for federal income tax purposes by a OMNI shareholder upon the exchange of shares of OMNI stock for shares of Iberia stock

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and cash. The amount of gain that will be recognized by a OMNI shareholder will equal the lesser of the cash received by the OMNI shareholder (not including cash received in lieu of fractional shares, which will be taxed in the manner described in c. below) or the amount of gain realized by the OMNI shareholder. Code Section 356(a)(1). The amount of gain realized by the shareholder will equal the excess, if any, of the cash received (not including cash received in lieu of the issuance of a fractional share of Iberia stock) plus the fair market value of the Iberia stock received in the Merger over the OMNI shareholder’s basis in his or her OMNI stock. Code Section 1001. Generally, any gain or loss recognized by any such OMNI shareholder will be capital gain or loss, provided (i) the OMNI stock constitutes a capital asset in the hands of such shareholder at the time of the Merger, and (ii) the requirements of one of Section 302(b)(1), (2), or (3) of the Code are met. The determination of whether the requirements of one of Section 302(b)(1), (2), or (3) of the Code are met will be made based upon the assumption that each OMNI shareholder received only Iberia stock in the Merger and that a portion of the Iberia stock was then redeemed for cash. Commissioner v. Clark, 489 U.S. 726 (1989). In addition, each OMNI shareholder in making the determination of whether the requirements of one of Section 302(b)(1), (2) or (3) of the Code are met, must include both the Iberia stock and cash consideration received for his or her OMNI stock and the Iberia stock and cash consideration received for OMNI stock owned by persons related to the OMNI shareholder as defined in Section 318 of the Code. Code Section 356(a)(2). In that the facts that need to be known in order to determine whether one of the redemption tests is met are personal to each shareholder, each affected OMNI shareholder will need to consult with such OMNI shareholder’s own tax advisor for the tax effect of such redemption (i.e., exchange treatment or dividend).

d.	Cash received in lieu of fractional shares will be treated for federal income tax purposes as if the fractional shares were distributed and then redeemed by Iberia. The cash payments will be treated as having been received as a distribution in exchange for the fractional shares redeemed. Code Section 302(a); Rev. Rul. 66- 365, 1966-2 C.B. 116.

e.

The basis of the Iberia stock, not including a fractional share, if any, of Iberia stock (that is treated as issued in the Merger and immediately redeemed), that is received by a OMNI shareholder in the Merger will equal the shareholder’s basis in the OMNI stock surrendered therefor (not including that portion of such basis allocated to the fractional share, if any, of Iberia stock received by such shareholder) increased by the amount of income or gain recognized in accordance with paragraph a. above, if any, (which will not include any gain recognized with respect to the deemed redemption of any fractional share of Iberia stock to which

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a OMNI shareholder otherwise would have been entitled) and reduced by the amount of cash received by such OMNI shareholder. Code Section 358(a)(1).

f.	The holding period of the Iberia stock received by a OMNI shareholder will include the period during which such shareholder held the OMNI stock surrendered therefor, provided the OMNI stock was a capital asset in the hands of such shareholder at the time of the Merger. Code Section 1223(1).

g.	A OMNI shareholder receiving solely cash in exchange for his or her OMNI stock in the Merger as a result of such shareholder exercising his or her statutory right to dissent in connection with the Merger or otherwise generally will recognize gain or loss equal to the difference between the amount of cash so received and the basis in his or her OMNI common stock surrendered in the Merger.

*    *    *    *    *

Our opinions are based upon the facts as they exist today, the existing provisions of the Code, Treasury Regulations issued or proposed thereunder, published Revenue Rulings and releases of the Internal Revenue Service, and existing federal case law, any of which could be changed at any time. We assume no obligation to update or supplement such opinions to reflect any such change. Any such change may be retroactive in application and could modify the legal conclusion upon which our opinions are based.

In addition, this opinion does not address any tax considerations under foreign, state, or local laws, or the tax considerations to certain OMNI shareholders in light of their particular circumstances, including persons who are not United States persons, dealers in securities, tax-exempt entities, shareholders who do not hold OMNI common stock as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code, and shareholders who acquired their shares of OMNI stock pursuant to the exercise of OMNI options or otherwise as compensation.

This opinion relates solely to material United States Federal income tax consequences of the Merger, and no opinion is implied or should be inferred beyond these matters. The opinions expressed herein are based upon our interpretation of existing statutory, regulatory, and judicial authority, any of which may be changed at any time with retroactive effect. No assurance can be given that such interpretations would be followed if the exchange of consideration contemplated by the Merger became the subject of administrative or judicial proceedings. Statements of opinion herein are opinions only and should not be interpreted as guarantees of the current status of the law, nor should they be accepted as a guarantee that a court of law or administrative agency will concur in such statement. In this regard, it is only our professional judgment as to the matters addressed herein, based on our professional knowledge and judgment at this time. The opinions expressed herein are as of the date hereof only, and we assume no obligation to update

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or supplement such opinions to reflect any fact or circumstance that may hereafter come to our attention, or any amendment to the Merger Agreement that may hereafter become effective.

No opinion is expressed with respect to any of the following:

(i) the appropriate method to determine the fair market value of any stock or other consideration received in any sale or exchange;

(ii) the tax consequences of any aspect of the Merger under any state, local or foreign tax law or under any laws other than those pertaining to the income tax; or

(iii) the tax consequences of any aspect of the Merger that might be relevant to a particular holder of OMNI stock who is subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations, non-United States persons, persons who do not hold their OMNI stock as “capital assets” within the meaning of section 1221 of the Code, persons who hold their OMNI stock as part of a “hedge,” “straddle,” “constructive sale” or “conversion transaction, and persons who acquired their OMNI stock pursuant to the exercise of options or otherwise as compensation.

This opinion letter is being furnished only to the party to which it is addressed and is solely for its benefit. No other person shall be entitled to rely on the opinions contained herein without our prior express written consent. This opinion letter may not be used, circulated, quoted, published, or otherwise referred to for any purpose without our prior express written consent. Our opinions are limited to the matters stated herein, and no opinion is implied or may be inferred beyond the opinions expressly stated herein. We expressly consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement on Amendment No. 1 to Form S-4 (Commission File No.             ), and to the references to this opinion in such Registration Statement. In giving this opinion, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

ADAMS AND REESE LLP